EX-2.3

                     AMENDMENT 2 TO ACQUISTION AGREEMENT

                                  AMENDMENT  II

Pursuant to Section 12.3, Amendment, Parties in Interest, Assignment, Etc., of the agreement executed by and between FREESTAR TECHNOLOGY CORPORATION ("FSTI"), and HEROYA INVESTMENTS LIMITED ("HEROYA") on the 10th day of September 2002, the Parties have on this 25th day of February 2003 agreed to amend the terms and conditions of certain Sections thereof as follows.

This AMENDMENT II supplements changes introduced to the abovementioned Agreement through AMENDMENT I, executed by and between the Parties on the 16th day of December 2002, to the extent that the cash consideration for FSTI's acquisition of Rahaxi Processing shall be reduced from approximately 47% to approximately 13%. Thus, FSTI's holding of Rahaxi shares increases from 16 to 26 (representing approximately 87% of the 30 shares issued and outstanding).

1. Purchase and Sale. Subject to the terms and conditions contained in this Agreement, on the Closing Date, FSTI shall purchase One Hundred percent (100%) of Rahaxi in exchange for Four Million Three Hundred Thousand US Dollars ($4,300,000), hereinafter referred to as the "Purchase Price", which shall be secured with guarantee(s), in the form of an equivalent amount of common stock of FSTI pursuant to
Section 8.2. The Purchase Price shall be payable within 12 months from the date of closing, per the payment schedule described in
Section 2.1.

2. Closing. The closing (the "Closing") of the sale and purchase of the Shares shall take place on February 25th, 2003, or at such other date, time or place as may be agreed upon in writing by the parties hereto, but not later than March 10th, 2003 (the" Termination Date"). The date of the Closing is sometimes herein referred to as the "Closing Date"

2.1 Payments, Payment Schedule.

     a. The Purchase Price shall be paid in common stock of FSTI and in cash as follows:

        i. FSTI shall issue to HEROYA twenty three million two hundred thousand (23,200,000) shares of its common stock in consideration for an additional thirty three point three percent (33.3%) of Rahaxi's common stock outstanding
            (additional 10 of 30 shares) no later than March 10th 2003.

        ii. FSTI shall make a cash payment of One Hundred Thousand US Dollars ($100,000) to HEROYA no later than March 10th 2003 and receive one (1) additional share of Rahaxi.

        iii. FSTI shall make a cash payment of Fifteen Thousand US Dollars ($15,000) to HEROYA no later than March 16th 2003.

        iv. FSTI shall make a cash payment of Fifteen Thousand US
            Dollars ($15,000) to HEROYA no later than April 16th 2003.

        v.  FSTI shall make a cash payment of Fifteen Thousand US
            Dollars ($15,000) to HEROYA no later than May 16th 2003.

        vi. FSTI shall make a cash payment of Fifteen Thousand US
            Dollars ($15,000) to HEROYA no later than June 16th 2003.

        vii. FSTI shall make a cash payment of Fifteen Thousand US Dollars ($15,000) to HEROYA no later than July 16th 2003.

        viii. FSTI shall make a cash payment of Thirty Five Thousand US Dollars ($35,000) to HEROYA no later than August 16th 2003.

        ix. FSTI shall make a cash payment of Thirty Five Thousand US Dollars ($35,000) to HEROYA no later than September 16th 2003.

        x. FSTI shall make a cash payment of Fifty Thousand US Dollars ($50,000) to HEROYA no later than October 16th 2003 and receive one (1) additional share of Rahaxi.

        xi. FSTI shall make a cash payment of One Hundred Thousand US Dollars ($100,000) to HEROYA no later than November 16th 2003 and receive three (3) additional shares of Rahaxi.

        xii. FSTI shall make a cash payment of One Hundred and Ninety Two Thousand Five Hundred US Dollars ($157,100) to HEROYA no later than December 16th 2003 and receive five (5) additional shares of Rahaxi.

     b.  FSTI may pay the entire Purchase Price in full at any time.

     c. FSTI shall provide operating capital to Rahaxi as required to ensure adequate funding of Rahaxi's expenditure at all times, including scheduled technology upgrades (EMV, Release 6, IPG, etc.) commencing on February 1st 2003.

     c. Title to the shares of Rahaxi will pass to FSTI simultaneously with each payment as mentioned in Section 2.1. a. hereabove.

     d. If FSTI fails to remit the payments mentioned in Section 2.1. a. (i -xii) and c., FSTI shall forfeit all rights hereunder save for 10 of the Rahaxi shares acquired pursuant to Section 2.1. a.
     If FSTI has failed to deliver 23,200,000 shares of FSTI common stock mentioned in Section 2.1. a. i., and fails to remit the payments mentioned in Section 2.1. a. (i -xii) and c., FSTI shall forfeit all rights hereunder.

     e.  The scheduled payment dates mentioned in Section 2.1. a.
     hereabove refer to dates when funds are due free and clear in HEROYA's account.

     f. From the Closing Date until February 25th 2004, HEROYA shall receive Ten percent (10%) of the net profits of Rahaxi irrespective of the numbers of shares actually acquired by FSTI.

8.2 Agreements, Conditions and Covenants. FSTI shall have performed or complied with all agreements, conditions and covenants required by this Agreement to be performed or complied with by it on or before the Closing Date in particular FSTI shall have transferred to HEROYA and validly pledged in favor of HEROYA common stock of FSTI in an equivalent amount of USD $4,300,000 as security for the performance of FTSI obligations under the present agreement. For the purpose of this Section 8.2., the amount of FSTI common stock transferred to HEROYA shall be based on $0.07 per share or such fully diluted, lower, share price which reflects any dilution subsequently arising from an increase in the number of shares outstanding in the FSTI as compared to the number of shares outstanding on the Closing Date.

This Amendment forms part of the abovementioned Agreement executed by and between FREESTAR TECHNOLOGIES, INC. ("FSTI"), and HEROYA INVESTMENTS LIMITED ("HEROYA") on the 10th day of September 2002. Sections mentioned hereabove replace and supersede corresponding Sections of the original Agreement between the Parties having been executed on the 10th day of September 2002.

IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto as of this 25th day of February 2003.

AGREED TO:                                 AGREED TO:



FREESTAR TECHNOLOGY CORPORATION            HEROYA INVESTMENTS LIMITED



By: /s/  Paul Egan                         By: Canis Nominees Limited
Paul Egan, President


                                           By: /s/  Soren Valbro
                                           Soren Valbro, Director